Exhibit 99.1

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Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

POLL RESULTS OF THE ANNUAL

GENERAL MEETING HELD ON 30 MAY 2014

At the annual general meeting (the “AGM”) of Feishang Anthracite Resources Limited (the “Company”) held on 30 May 2014, all the proposed resolutions as set out in the notice of the AGM dated 25 April 2014 were taken by poll. The poll results are as follows:

Ordinary Resolutions		Number of Votes/ (%)
		For	Against
1.	To receive the audited consolidated financial statements and the reports of the directors and auditors for the year ended 31 December 2013.	97,725,095 (100%)	0 (0%)
2(a).	To re-elect Mr. LI Feilie as executive director.	97,725,095 (100%)	0 (0%)
2(b).	To re-elect Mr. HAN Weibing as executive director.	97,725,095 (100%)	0 (0%)
2(c).	To re-elect Mr. WAN Huojin as executive director.	97,725,095 (100%)	0 (0%)
2(d).	To re-elect Mr. TAM Cheuk Ho as executive director.	97,725,095 (100%)	0 (0%)
2(e).	To re-elect Mr. WONG Wah On Edward as executive director.	97,725,095 (100%)	0 (0%)
2(f).	To re-elect Mr. LO Kin Cheung as independent non-executive director.	97,725,095 (100%)	0 (0%)
2(g).	To re-elect Mr. HUANG Zuye as independent non-executive director.	97,725,095 (100%)	0 (0%)

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Ordinary Resolutions		Number of Votes/ (%)
		For	Against
2(h).	To re-elect Mr. GU Jianshe as independent non-executive director.	97,725,095 (100%)	0 (0%)
2(i).	To authorize the board of directors (the “Board”) to fix the respective directors’ remuneration.	97,725,095 (100%)	0 (0%)
3.	To re-appoint Ernst & Young as auditors and to authorize the Board to fix their remuneration.	97,725,095 (100%)	0 (0%)
4.	To give a general mandate to the directors to repurchase shares of the Company not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution.	97,725,095 (100%)	0 (0%)
5.	To give a general mandate to the directors to issue, allot and deal with additional shares of the Company not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution.	97,725,095 (100%)	0 (0%)
6.	To extend the general mandate granted to the directors to issue, allot and deal with additional shares in the capital of the Company by the aggregate nominal amount of the shares repurchased by the Company.	97,725,095 (100%)	0 (0%)

Notes:

(a)	As more than 50% of the votes were cast in favour of each of the resolutions numbered 1 to 6, all resolutions were duly passed as ordinary resolutions.

(b)	As at the date of the AGM, the total number of shares of the Company in issue was 124,554,580 shares.

(c)	The total number of shares of the Company entitling the holders to attend and vote on the resolutions at the AGM was 124,554,580 shares.

(d)	There were no shares entitling the holders to attend and abstain from voting in favour of the resolutions at the AGM as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

(e)	No shareholder of the Company was required under the Listing Rules to abstain from voting on the resolutions at the AGM.

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(f)	None of the shareholders of the Company have stated their intention in the Company’s circular dated 25 April 2014 to vote against or to abstain from voting on any of the resolutions at the AGM.

(g)	The Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

By Order of the Board
Feishang Anthracite Resources Limited
LI Feilie
Chairman

Hong Kong, 30 May 2014

As at the date of this announcement, the executive directors of the Company are Mr. LI Feilie, Mr. HAN Weibing, Mr. WAN Huojin, Mr. TAM Cheuk Ho and Mr. WONG Wah On Edward; and the independent non-executive directors of the Company are Mr. LO Kin Cheung, Mr. HUANG Zuye and Mr. GU Jianshe.

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